UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 30, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

NOTICE TO SHAREHOLDERS

FIBRIA CELULOSE S.A. (“Company”) hereby informs its shareholders and the market in general that, in the Extraordinary General Shareholders’ Meeting held on November 30, 2015, at 2:30 p.m., it was approved the distribution of interim dividend by the Company in the total amount of R$2,000,000,000.00 (two billion Brazilian reais), equivalent to R$3.612778081 per share issued by the Company, which shall be distributed in accordance with the following procedures:

1.                            The payment of the dividends, in national currency, shall be effected on December 9, 2015.

2.                            Shall be entitled to the declared dividends those persons that are enrolled as shareholders of the Company on the base date of November 30, 2015.

3.                            As from December 1, 2015 (included), the Company’s shares shall be traded “ex-dividends”.

4.                            There shall not be monetary adjustments or incidence of interest from the date in which the dividends were declared until the date of its payment.

5.                            The dividends are exempt from income tax, as provided by articles 10 of Law No. 9,249/95 and 72 of Law No. 12,973/14.

6.                            The shareholders will have their credits available in the bank domicile provided by each shareholder to Itaú Unibanco S.A., which is the institution responsible for bookkeeping the Company’s shares.

7.                            Shareholders whose records do not contain the number of their individual or corporate taxpayer ID (CPF/CNPJ), or the indication of “Bank/Branch/Account”, shall receive their dividends only three business days after they update their records at the electronic files of Itaú Unibanco S.A., which can be done at any of the following branches specialized in shareholders assistance:

BRASÍLIA

SCS Quadra 3 — Edif. D’Angela, 30 — Bloco A, Sobreloja

Centro — Brasília/DF

BELO HORIZONTE

Av. João Pinheiro, 195 — Subsolo

Centro — Belo Horizonte/MG

CURITIBA

R. João Negrão, 65 — Sobreloja

Centro — Curitiba/PR

PORTO ALEGRE

R. Sete de Setembro, 1.069 — 3º andar

Centro — Porto Alegre/RS

RIO DE JANEIRO

Av. Almirante Barroso, 52— 2º andar

Centro — Rio de Janeiro/RJ

SÃO PAULO

R. Boa Vista, 176 — 1º Subsolo

Centro - São Paulo/SP

SALVADOR

Av. Estados Unidos, 50 - 2º andar - (ED SESQUICENTENÁRIO)

Comércio - Salvador/BA

8.                            Those shareholders using fiduciary custody accounts will have their dividends credited in accordance with the procedures established by the respective stock exchange, escrow agent or custodial agent.

São Paulo, November 30, 2015.

Guilherme Perboyre Cavalcanti

Investor Relations’ Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO